Exhibit (a)(5)(G)

EFiled: Nov 15 2013 06:49PM EST Transaction ID 54567423 Case No. 9092-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

PETER GRIGNON, on behalf of himself and all	)
others similarly situated,	)
)
Plaintiff,	)
v.	)	Civil Action No.
)
SANTARUS, INC., SALIX	)
PHARMACEUTICALS, LTD., SALIX	)
PHARMACEUTICALS, INC., WILLOW	)
ACQUISITION SUB CORPORATION, DAVID	)
F. HALE, GERALD T. PROEHL, DANIEL D.	)
BURGESS, MICHAEL G. CARTER,	)
ALESSANDRO E. DELLA CHA, MICHAEL E.	)
HERMAN, TED W. LOVE, and KENT	)
SNYDER,	)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of himself and the public shareholders of Santarus, Inc, (“Santarus” or the “Company”) against Santarus, Santarus’ board of directors (the “Board” or the “Individual Defendants”), Salix Pharmaceuticals, Ltd. (“Salix Ltd”), Salix Pharmaceuticals, Inc. (“Salix Inc”), and Willow Acquisition Sub Corporation (“Merger Sub,” and together with Salix Ltd and Salix Inc, “Salix”) arising out of the agreement to sell Santarus to Salix (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching, and/or aiding breaches of, fiduciary duties of loyalty and due care owed to plaintiff and the Class (defined herein).

2. On November 7, 2013, Santarus entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which Salix Ltd, via its affiliates, Salix Inc and Merger Sub, will acquire all of Santarus’ outstanding shares for approximately $2.6 billion in cash by means of a two stage transaction: a first step tender offer (the “Tender Offer”), followed by a short-form merger to cash out any Santarus shareholder that does not tender their shares. The Proposed Transaction has been approved by the Board. Under the terms of the Proposed Transaction, Santarus shareholders will receive just $32 in cash for each share of Santarus common stock they hold (the “Offer Price”).

3. The Proposed Transaction is the product of a flawed process that deprives Santarus’ public shareholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties of loyalty and due care owed to plaintiff and the Class. Moreover, as alleged herein, Salix Ltd, Salix Inc., and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

5. Plaintiff owns 4,000 shares of the Company’s common stock and has been at all times relevant hereto a Santarus shareholder.

6. Defendant Santarus is a Delaware corporation that maintains its principal executive offices at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. The Company’s securities trade on the NASDAQ Exchange under the symbol “SNTS.” According to the Company’s website, Santarus is a biopharmaceutical company focused on acquiring, developing, and commercializing products that address bowel disease, gastrointestinal disorders, and complaints related to diabetes.

7. Defendant Salix Ltd is a Delaware corporation headquartered in Raleigh, North Carolina. According to a Salix Ltd filing with the U.S. Securities and Exchange Commission (“SEC”), Salix Ltd, like Santarus, is involved in the developing and commercializing of prescription drugs and medical devices used in the treatment of gastrointestinal disorders. Salix Ltd is a publicly traded company with securities that trade on the NASDAQ Exchange under the symbol “SLXP.”

8. Defendant Salix Inc is a California corporation that is affiliated with Salix Ltd and was established to facilitate the Proposed Transaction.

9. Defendant Merger Sub is a Delaware corporation and an indirect wholly-owned subsidiary of Salix Ltd. Merger Sub has been established to facilitate the Proposed Transaction.

10. Defendant David F. Hale (“Hale”) serves as a member of the Board and, since 2004, has served as the Chairman of the Board. Hale also serves on the Board’s Audit Committee and Compensation Committee.

11. Defendant Gerald T. Proehl (“Proehl”) serves as a member of the Board and also serves as the Company’s President and Chief Executive Officer (“CEO”).

12. Defendant Daniel D. Burgess (“Burgess”) serves as a member of the Board and is also chair of the Board’s Audit Committee.

13. Defendant Michael G. Carter (“Carter”) serves as a member of the Board and is a member of the Board’s Nominating and Corporate Governance Committee.

14. Defendant Alessandro E. Della Cha (“Cha”) serves as a member of the Board.

15. Defendant Michael E. Herman (“Herman”) serves as a member of the Board and serves as the Chair of the Board’s Compensation Committee.

16. Defendant Ted W. Love (“Love”) serves as a member of the Board and also serves on the Board’s Nominating and Corporate Governance Committee.

17. Defendant Kent Snyder (“Snyder”) serves as a member of the Board and is also a member of the Company’s Audit and Compensation Committees.

18. The defendants named in paragraphs ten through seventeen are sometimes collectively referred to herein as the “Individual Defendants.”

19. The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to its public shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action individually and as a class action, pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of Santarus stock, who are being, and will be, harmed by defendants’ actions as described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. Santarus has approximately 66 million shares of common stock outstanding, likely owned by thousands of shareholders.

23. There are questions of law and fact, which are common to the Class, including, inter alia, the following:

(a) Whether defendants have breached their fiduciary duties of loyalty, good faith, due care, and candor with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonably available under the circumstances for Santarus’ shareholders;

(c) Whether the Offer Price is unfair and inadequate; and

(d) Whether plaintiff and the other members of the Class will be irreparably harmed were the transaction complained of herein consummated.

24. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

25. Plaintiff is an adequate representative of the Class, he has retained competent counsel experienced in litigation of this nature, and he will fairly and adequately protect the interests of the Class.

26. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

27. Defendants have acted, or failed to act, on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

28. Santarus is a specialty biopharmaceutical company that focuses on products designed to treat certain gastroenterological ailments. The Company currently has five marketed products: UCERIS, a tablet designed to treat ulcerative colitis; ZEGERID, a treatment for certain upper gastrointestinal disorders; GLUMETZA and CYCLOSET, which are designed to improve glycemic control; and FENOGLIDE, which helps reduce high cholesterol. In addition, the Company has three products in its pipeline, two of which are in late stage development.

29. The Company’s products have seen extraordinary success. For example, GLUMETZA has seen 6.3% growth over the past year and accounted for $45.6 million of the Company’s $98.8 million third quarter revenues in 2013. Likewise, ZEGERID’s growth was 18.7% from third quarter 2012 to third quarter 2013.1 Even more spectacularly, UCERIS has seen more than 80% growth in sales since its launch. In fact, UCERIS’s sales in the first six months of 2013 were approximately $22.8 million, which exceeded the Company’s full-year guidance of $20 million. Some analysts have projected that UCERIS sales will eventually reach $700 million.

30. The Company’s extraordinary operating performance is evidenced by Company press releases issued throughout 2013. For example, on May 6, 2013, the Company issued a press release announcing its first quarter 2013 financial results, which included a purported 73% increase in total revenues. Further, the Company reported that it raised its 2013 outlook by an additional $5 to $15 million of total revenues. The May 6, 2013 press release stated in pertinent part:

[1]	In 2007, Santarus filed suit against Par Pharmaceuticals (“Par”) for patent infringements in response to Par’s intention to market a generic version of ZEGERID. In 2012, the United States Court of Appeals for the Federal Circuit found that certain of the patents that Par was alleged to have infringe were not invalid. After the favorable ruling, Individual Defendant Proehl stated, “we plan to aggressively pursue all remedies available to us, including damages, as well as seeking an order halting further sales of Par’s generic product.”

Santarus Reports First Quarter 2013 Financial Results

Total revenues increase 73% with significant increase in net income over prior year period

Raises 2013 financial outlook to include total revenues of $330 million to $340 million, net income of $57 million to $64 million and non-GAAP adjusted earnings of $81 million to $91 million

SAN DIEGO—(BUSINESS WIRE)— Santarus, Inc. (NASDAQ: SNTS), a specialty biopharmaceutical company, today reported financial and operating results for the quarter ended March 31, 2013.

Key financial results for the 2013 first quarter include:

•	Total revenues of $79.4 million grew 73% compared with total revenues of $45.9 million in the first quarter of 2012

•	Net income increased to $18.7 million and diluted earnings per share (EPS) were $0.25 compared with net income of $0.6 million and diluted EPS of $0.01 for the first quarter of 2012

•	Non-GAAP adjusted earnings were $23.9 million and diluted non-GAAP adjusted EPS were $0.32 in the first quarter of 2013 compared with non-GAAP adjusted earnings of $7.8 million and diluted non-GAAP adjusted EPS of $0.12 for the first quarter of 2012.

•	Cash, cash equivalents and short-term investments were $97.6 million as of March 31, 2013 compared with $94.7 million at December 31, 2012.

31. Company management used the May 6, 2013 press release to extoll the Company’s prospects and financial performance:

“We are pleased with the strong financial performance in first quarter of 2013 and the substantial increase in revenue and profitability over the prior year period,” said Gerald T. Proehl, president and chief executive officer of Santarus. “Based on the strength of our first quarter results we are raising our top and bottom-line financial outlook for 2013.”

Mr. Proehl added, “The commercial launch of UCERIS™ for the induction of remission in patients with active, mild to moderate ulcerative colitis began in mid-February, and we reported $6.6 million in UCERIS net sales for the first quarter. We believe the UCERIS prescription trends are encouraging. We also achieved significant growth in net sales of GLUMETZA® and ZEGERID® in the first quarter.”

32. Furthermore, in the same May 6, 2013 press release, the Company outlined the process for various pipeline products to receive administrative approval. The press release included the following:

Wendell Wierenga, Ph.D., executive vice president of research and development, stated, “Our clinical, regulatory and product development teams remain focused on advancing our development pipeline. The Biologics License Application (BLA) for RUCONEST®, our recombinant human C1 esterase inhibitor, was submitted to the U.S. Food and Drug Administration (FDA) in mid-April for the orphan indication of treatment of acute attacks of angioedema in patients with hereditary angioedema (HAE). Assuming the FDA accepts the BLA for review, we expect an FDA action date in April 2014.”

Dr. Wierenga added, “We are working on clinical and regulatory strategies to evaluate RUCONEST in HAE prophylaxis and in acute pancreatitis, and SAN-300 (anti-VLA-1 antibody) in rheumatoid arthritis.”

Business Highlights

First quarter and recent business highlights include the following:

•	In April 2013, announced the submission of a BLA to the FDA for RUCONEST (recombinant human C1 esterase inhibitor) for the treatment of acute attacks of angioedema in patients with HAE.

•	Received FDA approval in January 2013 of UCERIS (budesonide) extended release tablets 9 mg for the induction of remission in patients with active, mild to moderate ulcerative colitis. The company began promoting UCERIS to gastroenterologists during the week of February 22, 2013 with an expanded sales organization of 235 sales representatives. Total weekly prescriptions for UCERIS reached approximately 690 for the week ended April 19, 2013.

•	GLUMETZA (metformin hydrochloride extended release tablets) new prescriptions grew 21% and total prescriptions increased 18% in the first quarter of 2013 compared with the first quarter of 2012.

•	Santarus re-launched ZEGERID (omeprazole/sodium bicarbonate) with promotion to gastroenterologists and other selected physicians in February 2013. ZEGERID prescriptions have been significantly impacted by generic competition and lack of promotion since 2010. The product regained market exclusivity in September 2012 following a favorable appellate court ruling on the validity of certain patents covering ZEGERID.

•	CYCLOSET® (bromocriptine mesylate) new prescriptions increased 21% and total prescriptions were up 44% in the first quarter of 2013 compared with the first quarter of 2012.

•	On April 30, 2013, the U.S. Patent and Trademark Office issued a U.S. patent for CYCLOSET, which is based on formulation enhancements. The new patent has an expiration date in 2032.

•	Announced that CYCLOSET was added to the American Association of Clinical Endocrinologists’ (AACE) Comprehensive Diabetes Management Algorithm, as an option for dual therapy in combination with metformin or another first-line agent to treat patients with type 2 diabetes.

33. Further, on June 18, 2013, the Company issued a press release announcing the Company had received U.S. Food and Drug Administration (“FDA”) acceptance for a review of the Company’s product, Ruconest. The June 18, 2013 press release stated in pertinent part:

Santarus and Pharming Announce FDA Acceptance for Review of RUCONEST (Recombinant Human C1 Esterase Inhibitor) Biologics License Application

SAN DIEGO & LEIDEN, Netherlands—(BUSINESS WIRE)— Santarus, Inc. (NASDAQ: SNTS) and Pharming Group NV (NYSE Euronext: PHARM) today announced that the U.S. Food and Drug Administration (FDA) has accepted for filing the Biologics License Application (BLA) for the investigational drug RUCONEST® (recombinant human C1 esterase inhibitor) 50 IU/kg. Santarus and Pharming are seeking U.S. marketing approval of RUCONEST for the treatment of acute angioedema attacks in patients with hereditary angioedema (HAE). The FDA indicated that as part of its review it plans to present the BLA to the Blood Products Advisory Committee. Pursuant to the Prescription Drug User Fee Act (PDUFA) guidelines, Santarus and Pharming expect the FDA will complete its review or otherwise respond to the RUCONEST BLA by April 16, 2014.

The safety and efficacy of RUCONEST for the treatment of HAE attacks were evaluated in a clinical program that included a Phase III randomized placebo-controlled study conducted under a Special Protocol Assessment agreement with the FDA. The RUCONEST clinical program also included two additional randomized placebo-controlled studies and several open label treatment studies.

“RUCONEST is the first recombinant C1 esterase inhibitor developed with the goal of treating the pain and swelling associated with acute HAE attacks,” said Gerald T. Proehl, president and chief executive officer of Santarus. “We believe RUCONEST has the potential to be an important new therapeutic option for patients experiencing acute HAE attacks based on the data contained in the BLA from ten clinical studies covering 940 administrations of the drug.”

“Acceptance of the BLA is a pivotal event for Pharming and represents the most significant step to date in our efforts to obtain marketing approval for RUCONEST in the U.S.,” said Sijmen de Vries, chief executive officer of Pharming. “We look forward to working with our colleagues at Santarus to move RUCONEST through the U.S. regulatory process, and ultimately provide a new HAE therapy to physicians and the patients they treat.”

Santarus licensed certain exclusive rights from Pharming to commercialize RUCONEST in North America for the treatment of acute attacks of HAE as well as other potential future indications. Under the terms of the license agreement, a $5 million milestone is payable to Pharming as a result of the FDA acceptance for review of the BLA for RUCONEST.

34. Similarly, on August 6, 2013, the Company issued a press release announcing its financial and operating results. In that press release, the Company again extolled its significant growth in revenues and reported that it raised its 2013 financial outlook. The August 6, 2013 press release stated, in pertinent part:

Santarus Reports Second Quarter 2013 Financial Results

Total revenues of $89.4 million grew 89% over prior year period

Raises 2013 financial outlook to include total revenues of $355 million to $360 million, and non-GAAP adjusted earnings of $97 million to $101 million

SAN DIEGO—(BUSINESS WIRE)— Santarus, Inc. (NASDAQ: SNTS) today reported financial and operating results for the quarter ended June 30, 2013. Key financial results include:

•	Total revenues of $89.4 million grew 89% compared with total revenues of $47.2 million in the second quarter of 2012

•	Non-GAAP adjusted earnings were $24.3 million and diluted non-GAAP adjusted earnings per share (EPS) were $0.31 in the second quarter of 2013 compared with non-GAAP adjusted earnings of $7.1 million and diluted non-GAAP adjusted EPS of $0.10 for the second quarter of 2012

•	Net income of $73.5 million, or $0.94 diluted EPS, which included a $5.0 million expense for a success-based regulatory milestone, and a one-time income tax benefit of $54.9 million, or $0.70 per share fully diluted, resulting from the release of the company’s valuation allowance for deferred tax assets as further described below. For the second quarter of 2012, net income was $3.4 million, or $0.05 diluted EPS

•	Cash, cash equivalents and short-term investments were $142.7 million as of June 30, 2013, an increase of $48.0 million compared with $94.7 million at December 31, 2012.

35. Individual Defendant Proehl again extolled the financial and operating health of the Company, using the August 6, 2013 press release to laud the Company’s market capture and the need for additional salesforce. The August 6, 2013 press release stated, in pertinent part:

“Our commercial efforts continue to drive strong financial performance with encouraging market uptake for UCERIS® and significant contributions from GLUMETZA® and ZEGERID®,” said Gerald T. Proehl, president and chief executive officer of Santarus. “Based on our robust second quarter performance, we are raising our financial outlook for 2013.”

Mr. Proehl added, “Following an analysis of the impact of sales call frequency on UCERIS prescription trends, as well as on our other marketed products, we have decided to add approximately 25 sales representatives by the fourth quarter. We expect the additional sales representatives to contribute to increased prescriptions in 2014.”

“Our clinical development programs continue to progress and we completed enrollment in the UCERIS CONTRIBUTE study as planned in mid-July,” said Wendell Wierenga, Ph.D., executive vice president of research and development. “During the next several months, we expect to request meetings with the U.S. Food and Drug Administration (FDA) to discuss clinical trial designs for additional indications for both UCERIS and RUCONEST®. We also expect to file an Investigational New Drug (IND) application with the FDA for our monoclonal antibody, SAN-300, with the goal of beginning a Phase IIa clinical study in the treatment of patients with rheumatoid arthritis by the end of 2013.”

Business Highlights

Key second quarter and recent business activities include the following:

•	In June 2013, the FDA accepted for review the RUCONEST (recombinant human C1 esterase inhibitor) Biologics License Application (BLA) for the treatment of acute angioedema attacks in patients with hereditary angioedema. Pursuant to the Prescription Drug User Fee Act (PDUFA), Santarus expects the FDA will complete its review or otherwise respond to the RUCONEST BLA by April 16, 2014.

•	In July 2013, Santarus completed enrollment in the UCERIS (budesonide) CONTRIBUTE clinical study designed to evaluate the incremental benefit of adding UCERIS extended release tablets 9 mg to oral aminosalicylate (5-ASA) therapy for the induction of clinical remission in adult patients with active, mild to moderate ulcerative colitis. The company expects to report top-line data from the study by the end of 2013 or in early 2014.

•	UCERIS total prescriptions were approximately 11,528 in the second quarter of 2013. Through the end of June more than 3,500 physicians have prescribed UCERIS at least one time, a number that has doubled since mid-April. The commercial launch for UCERIS began in mid-February 2013.

•	ZEGERID (omeprazole/sodium bicarbonate) brand and authorized generic total prescriptions were stable at approximately 93,000 prescriptions in the second quarter of 2013, consistent with prescription levels in the first quarter of 2013. The company resumed promotion of ZEGERID to gastroenterologists and other selected physicians in February 2013, with the initial goal of stopping the decline in total prescriptions for the product franchise.

•	GLUMETZA (metformin HCl extended release tablets) total prescriptions increased 13% in the second quarter of 2013 compared with the second quarter of 2012.

•	CYCLOSET (bromocriptine mesylate) tablets total prescriptions were up 20% in the second quarter of 2013 compared with the second quarter of 2012.

The Proposed Transaction

36. The extraordinary success of Santarus is evidenced by the impressive performance of its stock. The Company’s share price increased approximately 164% between November of last year to right before the Proposed Transaction was announced. Just as Company shareholders were looking forward to reaping the profits of the Company’s strategies, Santarus issued a press release on November 7, 2013 announcing the Proposed Transaction. The press release stated, in pertinent part:

RALEIGH, N.C. & SAN DIEGO—(BUSINESS WIRE)— Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Santarus, Inc. (NASDAQ:SNTS) today announced that the companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash (without interest). The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents an approximately 36% premium over Santarus’ November 6, 2013 closing price of $23.53 per share and an approximately 39% premium over Santarus’ average closing stock price for the prior 30-trading day period. The proposed transaction has been unanimously approved by the Boards of Directors of Salix and Santarus. The companies expect to close the transaction in the first quarter of 2014.

Salix President and Chief Executive Officer, Carolyn Logan, stated, “We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders — patients, healthcare providers, employees and stockholders — benefiting from the increased scale created by a larger, even stronger Salix.”

Gerald T. Proehl, President and Chief Executive Officer, Santarus, stated, “Our employees have worked very hard to build Santarus into a premier specialty biopharmaceutical company. I would like to thank all of our employees for their contributions to making Santarus the successful company it is today.” Mr. Proehl added, “We believe the timing is right for this strategic combination with Salix, a highly respected company that is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of our pipeline products. We welcome the opportunity Salix will provide to build on Santarus’ success.”

37. The November 7 2013 press release announcing the Proposed Transaction revealed a number of circumstances suggesting that the Board had taken steps to cement in place the Proposed Transaction even at the expense of potential alternative offers. For example, the November 7, 2013 press release stated that certain Santarus insiders had agreed to tender their Santarus shares in favor of the Proposed Transaction and had agreed to restructure current Santarus businesses in favor of the Proposed Transaction. The press release stated, in pertinent part:

Certain directors and officers of Santarus, who, as of November 6, 2013, beneficially owned or had options to acquire a number of shares of Santarus’ common stock equal to approximately 12 percent of Santarus’ total outstanding shares of common stock, have entered into a tender and support agreement pursuant to which such persons have agreed to tender their shares into the tender offer and, if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus. The Board of Directors of Santarus unanimously recommends that Santarus stockholders tender their shares in the tender offer.

In connection with the merger agreement, Salix and Santarus entered into an agreement with Santarus’ licensor Cosmo Technologies Limited restructuring certain aspects of Santarus’ relationship with Cosmo. Under the terms of the agreement, Salix will be returning rifamycin SV MMX® to Cosmo Technologies Limited effective with the closing of Salix’s acquisition of Santarus.

38. Of additional importance is the disclosure that financing for the Proposed Transaction is to be provided by Jefferies Finance LLC, which is an affiliate of Jefferies LLC (“Jefferies”), which advised Salix throughout the process. Such a financing and advisory over-lap raises questions of potential conflicts of interests inherent in the sales process and whether the best terms for Santarus shareholders were achieved. The November 7, 2013 press release stated, in pertinent part:

Salix intends to finance the transaction with a combination of approximately $800 million cash on hand and $1.95 billion in committed financing from Jefferies Finance LLC. Jefferies Finance LLC also has committed to provide an additional $150 million revolving credit facility. The commitment from Jefferies Finance LLC to provide financing is subject to the satisfaction of customary conditions.

Advisors

Salix’s financial advisor for the transaction is Jefferies LLC and its primary legal advisor is Covington & Burling LLP. Santarus’ financial advisor for the transaction is Stifel, Nicolaus & Company, Incorporated and its legal advisor is Latham & Watkins LLP

39. The concern regarding potential conflicts of interest surrounding Jefferies is further heightened by the fact that Jefferies, according to Company filings with the SEC, on May 10, 2013, entered into an underwriting agreement, by and among the Company and Cosmo Technologies Limited (the “Selling Stockholder”), relating to the sale of 4,250,000 shares of the Company’s common stock and pursuant to which the Selling Stockholder granted Jefferies a 30-day option to purchase up to an additional 637,500 shares of Company common stock. The Selling Stockholder has been a shareholder of the Company since December 2008 when the

Selling Stockholder entered into a stock purchase agreement with the Company as partial consideration for licenses granted by the Selling Stockholder to Santarus and Individual Defendant Della Cha, who also serves as a member of the Selling Stockholder’s board of directors and as its outside legal counsel. Additionally, the Company disclosed in a Form 8-K filed with the SEC that the Company and Salix Ltd entered into an agreement amending the licensing agreement that was originally entered into between Santarus and the Selling Stockholder in December 2008. The 8-K states in relevant part:

Under the terms of the License Amendment, among other things, effective and conditioned upon the consummation of the Merger, (1) the Company agreed to return to Cosmo all rights to Rifamycin SV MMX® acquired by the Company under the Original License Agreement and all regulatory approvals, filings and study data relating to the product, (2) Cosmo consented to the development, promotion and marketing in the United States by the Company, Parent and any of their subsidiaries of budesonide products; provided, that the Company, Parent and their subsidiaries are prohibited from developing, promoting or marketing an oral formulation budesonide product other than the product licensed by the Company under the Original License Agreement, and (3) milestone obligations payable to Cosmo are only payable in cash, and the Stock Issuance Agreement between the Company and Cosmo, effective as of December 10, 2008, and the Registration Rights Agreement between the Company and Cosmo, dated as of December 10, 2008 and amended on April 23, 2009, were terminated. The License Amendment shall automatically terminate upon any termination of the Merger Agreement or if the Merger is not consummated by June 30, 2014. The foregoing description of the License Amendment is not complete and is qualified in its entirety by reference to the License Amendment, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ending December 31, 2013.

40. The timing of the Proposed Transaction has been engineered to cap the trading price of Santarus’ shares, which has risen from as low as $11.06 per share in January 2013 to $23.90 per share prior to the announcement of the Proposed Transaction. If the Proposed Transaction is consummated, Santarus’ shareholders will be cashed out of their interest in the Company at below the Company’s true value. The Offer Price reflects an inadequate premium to the trading price of the Company’s common stock given that Santarus has promising revenue growth and the Proposed Transaction represents a change of control.

41. The trading price of Santarus stock was further capped due to the announcement of the Proposed Transaction being issued the same day as the Company’s third quarter financial results for 2013. On November 7, 2013, the Company released its third quarter financial results, which included an 81% growth in revenues and a 189% increase in non-GAAP adjusted earnings over a yearly period. By announcing such exceptional financial results simultaneously with news of the Proposed Transaction, the Company ensured the market had no opportunity to independently assess the results (and no opportunity for the trading price of Santarus stock to adjust accordingly) before the market was informed of the Proposed Transaction and the Offer Price. Therefore, the purported premiums touted by the Company as relevant to the Proposed Transaction are illusionary. The November 7, 2013 press release stated in pertinent part:

Santarus Reports Third Quarter 2013 Financial Results

Total revenues of $98.8 million grew 81% over prior year period

Non-GAAP adjusted earnings of $35.6 million were up 189% over prior year period

Santarus cancels conference call previously scheduled for 5:00 p.m.

Eastern Time today

SAN DIEGO—(BUSINESS WIRE)—Santarus, Inc. (NASDAQ: SNTS) today reported financial and operating results for the quarter and nine months ended September 30, 2013. Key financial results include:

•	Total revenues of $98.8 million grew 81% compared with $54.7 million for the third quarter of 2012

•	Net income of $30.3 million, or $0.38 diluted earnings per share (EPS), compared with $9.0 million, or $0.13 diluted EPS for the third quarter of 2012

•	Non-GAAP adjusted earnings were $35.6 million and diluted non-GAAP adjusted EPS were $0.45 in the third quarter of 2013 compared with non-GAAP adjusted earnings of $12.3 million and diluted non-GAAP adjusted EPS of $0.18 for the third quarter of 2012

•	Cash, cash equivalents and short-term investments were $168.7 million as of September 30, 2013, an increase of approximately $74.0 million compared with $94.7 million at December 31, 2012.

42. The excellent third quarter financial results issued by Santarus on November 7, 2013 were not lost on industry analysts. Writing in Investor’s Business Daily, Amy Reeves noted the following:

Santarus beat on all fronts. Its sales jumped 81% to $98.8 million, topping estimates by $4 million. Earnings more than doubled to 45 cents a share, 13 cents more than expected. Besides Uceris, the firm’s diabetes drug Glumetza also helped growth with a 16% revenue increase, while its recently relaunched heartburn treatment Zegerid grew threefold.

43. A November 7, 2013 conference call held by Salix Ltd following the announcement of the Proposed Transaction raised serious questions about how the Company had been valued prior to the sale. For example, when asked about the multiple on the transaction, Adam Derbyshire, a Salix Ltd representative, admitted that the multiple is not much higher than that derived from comparable companies and transactions, and conceded that: “if you look at net for 2013, if you look at it against comparable companies and comparable transactions for 2014 and 2015, with or without synergies, it’s actually below those multiples. We think the multiple is fair.” Further, the Company is engaged in a patent dispute which could result in it receiving damages.

44. Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public shareholders, because the Company has been improperly valued and shareholders will not receive adequate or fair value for their Santarus common stock in the Proposed Transaction.

45. Furthermore, and in violation of the Board’s duty to maximize shareholder value, the Merger Agreement contains terms designed to favor Salix and deter alternative bids. For example, as described above, certain Individual Defendants have entered into agreements to support the Proposed Transaction. Furthermore, Section 7.8 of the Merger Agreement includes a “no solicitation” provision that prohibits the Board from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers that wish to submit, or who have submitted, unsolicited alternative proposals. Section 7.8(a) of the Merger Agreement states:

(a) At all times during the Pre-Closing Period, the Company shall not (and shall cause the Company Subsidiary not to), nor shall it authorize and it shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, propose or take any action to knowingly encourage (including by way of furnishing information) any inquiries or the submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data relating to, afford access to the business, properties, assets, books or records of the Company or the Company Subsidiary in connection with, or otherwise cooperate with any Person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other Contract) or take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person (other than Parent or its Subsidiaries) from the Rights Agreement or any Takeover Provision or (iv) resolve, propose or agree to do any of the foregoing; provided that if in response to an unsolicited, bona fide written Acquisition Proposal made after the date hereof in circumstances not involving a breach of this Section 7.8, the Company Board determines in good faith (based on information then available to it and after consultation with outside counsel and receiving the advice of its financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and with respect to which the Company Board determines in good faith, based on information then available to it and after consulting with and receiving the advice of outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law . . . .

46. Further, pursuant to Section 7.8(b) of the Merger Agreement, the Company must advise Parent, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the identity of the party making the proposal and the terms and conditions of the proposal. Section 7.8(b) of the Merger Agreement states:

(b) In addition to the other obligations of the Company set forth in this Section 7.8, the Company shall as promptly as possible, and in any event no later than 24 hours after receipt thereof, advise Parent, orally and in writing, of any Acquisition Proposal, or any inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such Acquisition Proposal, inquiry, proposal or offer, the terms and conditions of any Acquisition Proposal, proposal or offer (including any subsequent amendment or other modification to such terms and conditions) or the nature of any inquiries or other contacts, and provide to Parent copies of any written materials received from or on behalf of such Person relating to such inquiry, proposal or offer, and thereafter the Company shall (i) keep Parent (or its outside counsel) reasonably and promptly informed regarding the progress of developments affecting the status and terms of any such Acquisition Proposal, inquiry, proposal or offer and regarding the status of any discussions or negotiations with the Person making such Acquisition Proposal, inquiry, proposal or offer or any of its Representatives and (ii) provide Parent (or its outside counsel) with copies of any additional written materials received that relate to such Acquisition Proposal, inquiry, proposal or offer within 24 hours after receipt or delivery thereof.

47. The Merger Agreement further contains a matching rights provision allowing Salix Ltd an opportunity to match any unsolicited superior offer for the Company. Furthermore, the Merger Agreement provides that the Company must pay Salix Ltd an $80,000,000 termination fee in circumstances where the Company accepts an alternative offer.

48. In other words, the Merger Agreement gives Salix Ltd access to any rival bidder’s information and allows Salix Ltd a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly ensures that any “auction” will favor Salix Ltd and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder.

49. Unless enjoined by this Court, the defendants will continue to breach, and/or aid and abet the breaches of, fiduciary duties the Individual Defendants owe to plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

COUNT I

(Claim for Breach of Fiduciary Duties

Against the Individual Defendants)

50. Plaintiff repeats and re-alleges each allegation set forth herein.

51. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Santarus. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as part of a common plan, are attempting to unfairly deprive plaintiff and the other members of the Class of the fair value of their investment in Santarus.

52. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required and have breached their duties of loyalty, because, among other reasons:

(a) They have failed to properly value the Company; and

(b) They have failed to take steps to maximize the value of Santarus to its public shareholders.

53. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair and proportionate share of Santarus’ valuable assets and businesses, to the irreparable harm of the Class.

54. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that the Individual Defendants’ actions threaten to inflict.

COUNT II

(Claim for Aiding and Abetting Breaches of Fiduciary Duties

Against Santarus Salix Ltd, Salix Inc, and Merger Sub)

55. Plaintiff repeats and re-alleges each allegation set forth herein.

56. Defendants Santarus, Salix Ltd, Salix Inc, and Merger Sub, by reason of their status as parties to the Merger Agreement and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties.

57. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Santarus, Salix Ltd, Salix Inc, and Merger Sub, who therefore have aided and abetted such breaches of fiduciary duties in connection with the sale of Santarus to Salix.

58. As a result of the unlawful actions of Santarus, Salix Ltd, Salix Inc, and Merger Sub, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Santarus’ assets and business. Unless the actions of Santarus, Salix Ltd, Salix Inc, and Merger Sub are enjoined by the Court, Santarus, Salix Ltd, Salix Inc, and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the other members of the Class.

59. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiffs favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action and designating plaintiff as Class representative;

B. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C. Directing defendants to account to plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein;

D. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 15, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) 2 Righter Parkway, Suite 120 Wilmington, DE 19803 (302) 295-5310
OF COUNSEL:
Attorneys for Plaintiff

GLANCY BINKOW & GOLDBERG LLP

Lionel Z. Glancy

Michael Goldberg

Louis Boyarsky

1925 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 201-9150

LAW OFFICES OF HOWARD G. SMITH

Howard G. Smith

3070 Bristol Pike, Suite 112

Bensalem, PA 19020

(215) 638-4847